UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Federal-Mogul Holdings Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34029	46-5182047
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

27300 West 11 Mile Road, Southfield, Michigan	48034
(Address of principal executive offices)	(Zip Code)

Brett D. Pynnonen, (248) 354-7700,

27300 West 11 Mile Road, Southfield, Michigan 48034

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Federal-Mogul Holdings Corporation (“Federal-Mogul” or the “Company”) is a leading global supplier of technology and innovation in vehicle and industrial products for fuel economy, emissions reduction and safety systems. Federal-Mogul serves the world’s foremost original equipment manufacturers and servicers of automotive, light, medium and heavy-duty commercial vehicles, off-road, agricultural, marine, rail, aerospace, power generation and industrial equipment, as well as the worldwide aftermarket.

Federal-Mogul operates with two end-customer focused business segments. The powertrain segment (“Powertrain”) focuses on original equipment products for automotive, heavy duty and industrial applications. Powertrain offers its customers a diverse array of market-leading products for original equipment applications, including pistons, piston rings, piston pins, cylinder liners, valve seats and guides, ignition products, dynamic seals, bonded piston seals, combustion and exhaust gaskets, static gaskets and seals, rigid heat shields, engine bearings, industrial bearings, bushings and washers, plus element resistant systems protection sleeving products, acoustic shielding and flexible heat shields. The motorparts segment (“Motorparts”) sells and distributes a broad portfolio of products in the global aftermarket, while also serving original equipment manufacturers with products including braking, chassis, wipers and other vehicle components. Motorparts offers powertrain products manufactured by Powertrain, distributed through globally-recognized aftermarket brands to the independent aftermarket and also offers brake disc pads, brake linings, brake blocks, brake system components, chassis products, wipers, and other product lines to original equipment and aftermarket customers. This organizational model allows for a strong product line focus benefitting both original equipment and aftermarket customers and enables the global Federal-Mogul teams to be responsive to customers’ needs for superior products and to promote greater identification with Federal-Mogul premium brands.

Federal-Mogul has manufacturing facilities and/or distribution centers in 26 countries and, accordingly, the Company’s reporting segments derive sales from both domestic and international markets.

The Company has adopted a conflict minerals policy which is publicly available on its website at http://www.federalmogul.com/en-US/Suppliers/Pages/ConflictMinerals.aspx.

Conflict Minerals Disclosure

A copy of Federal-Mogul’s Conflict Minerals Report for the calendar year ended December 31, 2014 is publicly available at http://investor.federalmogul.com/.

Item 1.02 Exhibit

A copy of Federal-Mogul’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Federal-Mogul Holdings Corporation (Registrant)

June 1, 2015

	By:	/s/ Brett D. Pynnonen
Brett D. Pynnonen
Senior Vice President, General Counsel and Secretary